Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

ATAI Life Sciences N.V.

(Name of Issuer)

Common shares

(Title of Class of Securities)

N0731H103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. N0731H103	Page1 of 10

1	Names of Reporting Persons Apeiron Investment Group Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Malta

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 32,059,504
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 32,059,504

9	Aggregate Amount Beneficially Owned by Each Reporting Person 32,059,504
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 19.7%
12	Type of Reporting Person CO

Schedule 13G

CUSIP No. N0731H103	Page 2 of 10

1	Names of Reporting Persons Apeiron Presight Capital Fund II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,187,104
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,187,104

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,187,104
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.7%
12	Type of Reporting Person PN

Schedule 13G

CUSIP No. N0731H103	Page 3 of 10

1	Names of Reporting Persons Presight Capital Management I, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,187,104
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,187,104

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,187,104
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.7%
12	Type of Reporting Person OO

Schedule 13G

CUSIP No. N0731H103	Page 4 of 10

1	Names of Reporting Persons Fabian Hansen
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,187,104
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,187,104

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,187,104
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.7%
12	Type of Reporting Person IN

Schedule 13G

CUSIP No. N0731H103	Page 5 of 10

1	Names of Reporting Persons Christian Angermayer
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 32,059,504
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 32,059,504

9	Aggregate Amount Beneficially Owned by Each Reporting Person 32,059,504
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 19.7%
12	Type of Reporting Person IN

Schedule 13G

CUSIP No. N0731H103	Page 6 of 10

ITEM 1.	(a) Name of Issuer:

ATAI Life Sciences N.V. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

ATAI Life Sciences N.V. c/o Mindspace, Krausenstraße 9-10, Berlin, Germany

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Apeiron Investment Group Ltd. (“Apeiron”);

Apeiron Presight Capital Fund II, L.P. (“Presight II”);

Presight Capital Management I, L.L.C. (“Presight Management”);

Fabian Hansen; and

Christian Angermayer.

(b)	Address or Principal Business Office:

The principal business address of each of the Reporting Persons is 66 & 67 Amery Street, SLM1707, Silema, Malta.

(c)	Citizenship of each Reporting Person is:

Presight II and Presight Management are organized under the laws of the state of Delaware. Apeiron is organized under the laws of the Malta. Each of Messrs. Hansen and Angermayer is a German citizen.

(d)	Title of Class of Securities:

Common shares, par value €0.1 per share (“Common Shares”).

(e)	CUSIP Number:

N0731H103

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

Schedule 13G

CUSIP No. N0731H103	Page 7 of 10

The ownership information presented below represents beneficial ownership of Common Shares of the Issuer as of December 31, 2021, based upon 160,297,952 shares of Common shares outstanding as of November 1, 2021, based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Apeiron Investment Group	32,059,504	19.7%	0	32,059,504	0	32,059,504
Apeiron Presight Capital Fund II, L.P.	1,187,104	0.7%	0	1,187,104	0	1,187,104
Presight Capital Management I, L.L.C.	1,187,104	0.7%	0	1,187,104	0	1,187,104
Fabian Hansen	1,187,104	0.7%	0	1,187,104	0	1,187,104
Christian Angermayer	32,059,504	19.7%	0	32,059,504	0	32,059,504

Presight II is the record holder of 1,187,104 Common Shares. Apeiron and Fabian Hansen are the managing members of Presight Management, which is the general partner of Presight II. As a result, each of Apeiron, Mr. Hansen and Presight Management may be deemed to share beneficial ownership of the securities held by Presight II.

In addition, Apeiron is the record holder of 28,505,200 Common Shares and may be deemed to own an additional 2,367,200 Common Shares underlying convertible notes of the Issuer. Christian Angermayer is the majority shareholder of Apeiron and may be deemed to share beneficial ownership of the securities beneficially owned by Apeiron.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

Schedule 13G

CUSIP No. N0731H103	Page 8 of 10

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

Schedule 13G

CUSIP No. N0731H103	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2022

Apeiron Investment Group, Ltd.

By:	/s/ Julien Höfer
Name:	Julien Höfer
Title:	Director

Apeiron Presight Capital Fund II, L.P.
By: Presight Capital Management I, L.L.C., its general partner

By:	/s/ Fabian Hansen
Name:	Fabian Hansen
Title:	Managing Member

Presight Capital Management I, L.L.C.

By:	/s/ Fabian Hansen
Name:	Fabian Hansen
Title:	Managing Member

Fabian Hansen

/s/ Fabian Hansen

Christian Angermayer

/s/ Christian Angermayer

Schedule 13G

CUSIP No. N0731H103	Page 10 of 10

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.